Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Supplementing the
Preliminary Prospectuses
dated May 20, 2020

Registration No. 333-238526

Boston Scientific Corporation

(the “Issuer”)

Pricing Term Sheet

May 21, 2020

Concurrent Offerings of

25,550,000 Shares of Common Stock

(the “Common Stock Offering”)

and

8,750,000 Shares of 5.50% Mandatory Convertible Preferred Stock, Series A

(the “Mandatory Convertible Preferred Stock Offering”)

This pricing term sheet relates only to the securities described below and should be read together with (i) in the case of investors purchasing in the Common Stock Offering, the Issuer’s preliminary prospectus supplement dated May 20, 2020 relating to the Common Stock Offering (the “Common Stock Preliminary Prospectus Supplement”), and (ii) in the case of investors purchasing in the Mandatory Convertible Preferred Stock Offering, the Issuer’s preliminary prospectus supplement dated May 20, 2020 relating to the Mandatory Convertible Preferred Stock Offering (the “Mandatory Convertible Preferred Stock Preliminary Prospectus Supplement” and, together with the Common Stock Preliminary Prospectus Supplement, the “Preliminary Prospectus Supplements”), each as filed with the Securities and Exchange Commission (the “SEC”) pursuant to Rule 424(b) under the Securities Act of 1933, as amended, and (ii) the accompanying prospectus dated May 20, 2020, included in the Registration Statement (File No. 333-238526), in each case, including the documents incorporated by reference therein.

Boston Scientific Corporation has increased the size of the Common Stock Offering to $875,087,500 (or $1,006,350,625 if the underwriters’ option to purchase additional shares of common stock is exercised) and the Mandatory Convertible Preferred Stock Offering to $875,000,000 (or $1,006,250,000 if the underwriters’ over-allotment option to purchase additional shares of Mandatory Convertible Preferred Stock is exercised). The final prospectus supplement, dated May 21, 2020, relating to the Common Stock Offering and the final prospectus supplement, dated May 21, 2020, relating to the Mandatory Convertible Preferred Stock Offering will reflect conforming changes relating to increases in the size of the offerings.

Neither the Common Stock Offering nor the Mandatory Convertible Preferred Stock Offering is contingent on the completion of the other offering. Certain capitalized terms used in this pricing term sheet that are not defined herein but that are defined in the Common Stock Preliminary Prospectus Supplement or the Mandatory Convertible Preferred Stock Preliminary Prospectus Supplement, as applicable, have the respective meanings given to such terms in such Preliminary Prospectus Supplement.

Issuer:	Boston Scientific Corporation, a Delaware corporation

Pricing Date:	May 21, 2020

Trade Date:	May 22, 2020

Settlement Date:	May 27, 2020 (T+2)

Common Stock Offering

Title of Securities:	Common stock, par value $0.01 per share, of the Issuer (“Common Stock”)

Number of Shares of Common Stock Offered:	25,550,000 shares (or 29,382,500 shares if the underwriters of the Common Stock Offering exercise in full their option to purchase additional shares of Common Stock)

Common Stock Outstanding after Common Stock Offering:

1,672,427,242 shares (or 1,676,259,742 shares if the underwriters of the Common Stock Offering exercise in full their option to purchase additional shares of common stock), based on shares outstanding as of March 31, 2020

Symbol/Exchange:	BSX/The New York Stock Exchange (“NYSE”)

Last Reported Sale Price of Common Stock on the NYSE on the Pricing Date:	$34.79 per share of Common Stock

Public Offering Price:	$34.25 per share of Common Stock

Underwriting Discount: Net Proceeds:

$1.0275 per share of Common Stock

$26,252,625 in aggregate (or $30,190,518.75 in aggregate if the underwriters of the Common Stock Offering exercise in full their option to purchase additional shares of Common Stock)

The net proceeds from the Common Stock Offering, after deducting underwriting discounts and commissions and estimated offering expenses, will be approximately $847.3 million (or approximately $974.7 million if the underwriters of the Common Stock Offering exercise in full their option to purchase additional shares of Common Stock)

CUSIP / ISIN:	101137 107 / US1011371077

Joint Bookrunners:

J.P. Morgan Securities LLC
BofA Securities, Inc.
Citigroup Global Markets Inc.
Goldman Sachs & Co. LLC
Wells Fargo Securities, LLC
Morgan Stanley & Co. LLC
Barclays Capital Inc.
RBC Capital Markets, LLC

Co-Managers:	Cowen and Company, LLC Evercore Group L.L.C. Stifel, Nicolaus & Company, Incorporated SVB Leerink LLC Scotia Capital (USA) Inc.

Mandatory Convertible Preferred Stock Offering

Title of Securities:	5.50% Mandatory Convertible Preferred Stock, Series A, par value $0.01 per share, of the Issuer (the “Mandatory Convertible Preferred Stock”)

Number of Shares of Mandatory Convertible Preferred Stock Offered:

8,750,000 shares (or 10,062,500 shares if the underwriters of the Mandatory Convertible Preferred Stock Offering exercise in full their over-allotment option to purchase additional shares of Mandatory Convertible Preferred Stock)

Public Offering Price:	$100.00 per share of Mandatory Convertible Preferred Stock

Underwriting Discount:

$3.00 per share of Mandatory Convertible Preferred Stock

$26,250,000 in aggregate (or $30,187,500 in aggregate if the underwriters of the Mandatory Convertible Preferred Stock Offering exercise in full their option to purchase additional shares of Mandatory Convertible Preferred Stock)

Net Proceeds:

The net proceeds from the Mandatory Convertible Preferred Stock Offering, after deducting underwriting discounts and commissions and estimated offering expenses, will be approximately $847.3 million (or approximately $974.6 million if the underwriters of the Mandatory Convertible Preferred Stock Offering exercise in full their over-allotment option to purchase additional shares of Mandatory Convertible Preferred Stock).

Use of Proceeds:

The Issuer intends to use a portion of the combined net proceeds from the Mandatory Convertible Preferred Stock Offering and the Common Stock Offerings of $1,694.6 million (or $1,949.3 million if the underwriters for both offerings exercise their options in full) to repay in full the remaining $750.0 million outstanding under the April 2021 Term Loan and to pay related fees, expenses and premiums, after which it will be terminated. The remaining proceeds will be used for general corporate purposes, which may include refinancing or repayment of other outstanding indebtedness and funding potential future acquisitions and investments.

Liquidation Preference:	$100.00 per share of the Mandatory Convertible Preferred Stock.

Dividends:

5.50% of the liquidation preference of $100.00 per share of Mandatory Convertible Preferred Stock per annum. Dividends will accumulate from the most recent date as to which dividends shall have been paid or, if no dividends have been paid, from the first original issue date of the Mandatory Convertible Preferred Stock, and, to the extent the Issuer’s board of directors, or an authorized committee thereof, declares (out of funds legally available for payment in the case of dividends paid in cash or if legally permitted to be issued in the case of dividends paid in shares of Common Stock) a dividend payable with respect to the Mandatory Convertible Preferred Stock, the Issuer will pay such dividends in cash, by delivery of shares of Common Stock or through any combination of cash and shares of Common Stock, as determined by the Issuer in its sole discretion; provided that any unpaid dividends will continue to accumulate on the Mandatory Convertible Preferred Stock, subject to certain exceptions. The Issuer will pay the relevant dividend in shares of common stock until it amends or terminates its Term Loans and Revolving Credit Facility that contain a restriction on its ability to pay cash dividends on its capital stock, or such restrictions are no longer effective under the terms of such credit agreements. The Issuer intends to use a portion of the net proceeds from the Mandatory Convertible Preferred Stock Offering and the Common Stock Offering to repay in full remaining borrowings under, and terminate, the April 2021 Term Loan. Following consummation of the Mandatory Convertible Preferred Stock Offering, the Issuer intends to seek amendments to its Revolving Credit Facility and the February 2021 Term Loan to permit it to pay cash dividends and other distributions on the Mandatory Convertible Preferred Stock. There can be no assurance that the Issuer will be successful in securing any such amendment.

The expected dividend payable on the first Dividend Payment Date of September 1, 2020 is approximately $1.4361 per share of the Mandatory Convertible Preferred Stock. Each subsequent dividend is expected to be $1.375 per share of the Mandatory Convertible Preferred Stock.

Dividend Payment Dates:	March 1, June 1, September 1 and December 1 of each year, commencing on September 1, 2020, and to, and including, June 1, 2023

Dividend Regular Record Dates:	February 15, May 15, August 15 and November 15 immediately preceding the relevant Dividend Payment Date

Initial Price:

$100.00, divided by the Maximum Conversion Rate (as defined below), which is initially $34.25 and equal to the Common Stock Public Offering Price per share in the concurrent Common Stock Offering described above

Threshold Appreciation Price:	$100.00, divided by the Minimum Conversion Rate (as defined below), which is initially $41.96, which represents an approximate 22.50% appreciation of the Initial Price

Mandatory Conversion Date:	The second business day immediately following the last Trading Day of the Settlement Period. The Mandatory Conversion Date is expected to be June 1, 2023.

Conversion Rate:

Upon conversion on the Mandatory Conversion Date, the conversion rate for each share of Mandatory Convertible Preferred Stock will not be more than 2.9197 shares of the Issuer’s Common Stock (the “Maximum Conversion Rate”) and not less than 2.3834 shares of its Common Stock (the “Minimum Conversion Rate”), depending on the Applicable Market Value of its Common Stock, as described below, and subject to certain anti-dilution adjustments.

The “Applicable Market Value” of the Issuer’s Common Stock is the Average VWAP per share of its Common Stock over the 20 consecutive Trading Day period commencing on, and including, the 21st Scheduled Trading Day immediately preceding June 1, 2023 (the “Settlement Period”). The conversion rate will be calculated as described in the Mandatory Convertible Preferred Stock Preliminary Prospectus Supplement and the following table illustrates hypothetical conversion rates per share of the Mandatory Convertible Preferred Stock (assuming no anti-dilution adjustments and assuming that dividends are declared and paid in cash and subject to the provisions described in the Mandatory Convertible Preferred Stock Preliminary Prospectus Supplement with respect to any fractional share of Common Stock).

	Assumed Applicable Market Value of Common Stock	Conversion Rate (number of shares of Common Stock to be received upon mandatory conversion of each share of the Mandatory Convertible Preferred Stock)
	Greater than the Threshold Appreciation Price	2.3834 shares of Common Stock, which is the Minimum Conversion Rate
	Equal to or less than the Threshold Appreciation Price but greater than or equal to the Initial Price	Between 2.3834 and 2.9197 shares of Common Stock, determined by dividing $100.00 by the Applicable Market Value
	Less than the Initial Price	2.9197 shares of Common Stock, which is the Maximum Conversion Rate

Early Conversion at the Option of the Holder:

Other than during a Fundamental Change Conversion Period, at any time prior to June 1, 2023, holders of the Mandatory Convertible Preferred Stock have the option to elect to convert their shares of the Mandatory Convertible Preferred Stock, in whole or in part, at the Minimum Conversion Rate.

Conversion at the Option of the Holder Upon Fundamental Change; Fundamental Change Dividend Make-Whole Amount:

If a Fundamental Change occurs on or prior to June 1, 2023, holders of the Mandatory Convertible Preferred Stock will have the right during the Fundamental Change Conversion Period to convert their shares of the Mandatory Convertible Preferred Stock, in whole or in part, into shares of Common Stock (or Units of Exchange Property as described in the Mandatory Convertible Preferred Stock Preliminary Prospectus) at the Fundamental Change Conversion Rate described below.

Holders who convert their Mandatory Convertible Preferred Stock within the Fundamental Change Conversion Period will also receive (1) a “Fundamental Change Dividend Make-Whole Amount” equal to the present value (calculated using a discount rate of 5.00% per annum) of all dividend payments (excluding any Accumulated Dividend Amount) on their shares of the Mandatory Convertible Preferred Stock for (i) the partial dividend period, if any, from, and including, the Fundamental Change Effective Date to, but excluding, the next Dividend Payment Date and (ii) all remaining full dividend periods from, and including, the Dividend Payment Date following the Fundamental Change Effective Date to, but excluding, the Mandatory Conversion Date, as described in the Mandatory Convertible Preferred Stock Preliminary Prospectus, and (2) the Accumulated Dividend Amount, which equals the aggregate amount of accumulated and unpaid dividends, if any, that have not been declared for dividend periods prior to the relevant Fundamental Change Effective Date, including (but subject to certain exceptions) for the partial dividend period, if any, from, and including, the Dividend Payment Date immediately preceding such Fundamental Change Effective Date to, but excluding, such Fundamental Change Effective Date.

The Issuer may satisfy the Fundamental Change Dividend Make-Whole Amount and/or the Accumulated Dividend Amount in cash, by delivery of shares of Common Stock or through any combination of cash and shares of Common Stock, as determined by the Issuer in its sole discretion, subject to the limitations in its Term Loans and Revolving Credit Facility that contain a restriction on its ability to pay cash distributions on its capital stock. The Issuer intends to use a portion of the net proceeds from the Mandatory Convertible Preferred Stock Offering and the Common Stock Offering to repay in full remaining borrowings under, and terminate, the April 2021 Term Loan. Following consummation of the Mandatory Convertible Preferred Stock Offering, the Issuer intends to seek amendments to its Revolving Credit Facility and the February 2021 Term Loan to permit it to pay cash dividends and other distributions on the Mandatory Convertible Preferred Stock. There can be no assurance that the Issuer will be successful in securing any such amendment.

Fundamental Change Conversion Rate:

The following table sets forth the Fundamental Change Conversion Rate per share of the Mandatory Convertible Preferred Stock for each Fundamental Change Share Price and Fundamental Change Effective Date set forth below:

Fundamental Change Effective Date	Fundamental Change Share Price
	$10.00	$15.00	$20.00	$25.00	$30.00	$34.25	$37.50	$40.00	$41.96	$45.00	$50.00	$55.00	$60.00	$75.00	$100.00
May 27, 2020	2.8542	2.7933	2.7095	2.6255	2.5532	2.5037	2.4729	2.4529	2.4394	2.4214	2.3988	2.3828	2.3715	2.3544	2.3477
June 1, 2021	2.8856	2.8539	2.7863	2.6998	2.6145	2.5520	2.5122	2.4863	2.4687	2.4455	2.4169	2.3973	2.3842	2.3660	2.3601
June 1, 2022	2.9050	2.9007	2.8724	2.8033	2.7052	2.6193	2.5610	2.5225	2.4965	2.4633	2.4248	2.4014	2.3878	2.3739	2.3716
June 1, 2023	2.9197	2.9197	2.9197	2.9197	2.9197	2.9197	2.6667	2.5000	2.3834	2.3834	2.3834	2.3834	2.3834	2.3834	2.3834

The exact Fundamental Change Effective Date and Fundamental Change Share Price may not be set forth in the table, in which case:

•

if the Fundamental Change Share Price is between two Fundamental Change Share Prices in the table or the Fundamental Change Effective Date is between two Fundamental Change Effective Dates in the table, the Fundamental Change Conversion Rate will be determined by a straight-line interpolation between the Fundamental Change Conversion Rates set forth for the higher and lower Fundamental Change Share Price amounts and the earlier and later Fundamental Change Effective Dates, as applicable, based on a 365- or 366-day year, as applicable;

•

if the Fundamental Change Share Price is in excess of $100.00 per share (subject to adjustment in the same manner as the Fundamental Change Share Prices set forth in the first row of the table above), then the Fundamental Change Conversion Rate will be the Minimum Conversion Rate; and

•

if the Fundamental Change Share Price is less than $10.00 per share (subject to adjustment in the same manner as the Fundamental Change Share Prices set forth in the first row of the table above), then the Fundamental Change Conversion Rate will be the Maximum Conversion Rate.

Floor Price:		Initially $11.9875 (approximately 35% of the Initial Price), subject to adjustment as described in the Mandatory Convertible Preferred Stock Preliminary Prospectus.

Maximum Number of Shares of Common Stock Issuable Upon Conversion (Exclusive of Shares Issuable as Payment of Dividends):

25,547,375 shares (or 29,379,482 shares if the underwriters of the Mandatory Convertible Preferred Stock Offering exercise in full their option to purchase additional shares of Mandatory Convertible Preferred Stock)

Symbol/Exchange:

The Issuer intends to apply to list the Mandatory Convertible Preferred Stock on the NYSE under the symbol “BSX PR A” and, if approved, the Issuer expects trading to commence within 30 days of the first original issue date of the Mandatory Convertible Preferred Stock

CUSIP / ISIN:		101137 206 / US1011372067

Bookrunners:

J.P. Morgan Securities LLC

BofA Securities, Inc.

Citigroup Global Markets Inc.

Goldman Sachs & Co. LLC

Wells Fargo Securities, LLC

Morgan Stanley & Co. LLC

Barclays Capital Inc.

RBC Capital Markets, LLC

Co-Managers:		BNP Paribas Securities Corp. DNB Markets, Inc. MUFG Securities Americas Inc. SG Americas Securities, LLC Standard Chartered Bank TD Securities (USA) LLC U.S. Bancorp Investments, Inc.

The Issuer has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (the “SEC”) for the offerings to which this communication relates. Before you invest, you should read the applicable Preliminary Prospectus Supplement referred to above and the accompanying prospectus in that registration statement for a more complete information about the Issuer and the applicable offering. You may get these documents for free by visiting EDGAR on the

SEC website at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the applicable offering will arrange to send you the prospectus and the applicable Preliminary Prospectus Supplement if you request it by calling J.P. Morgan Securities LLC at (866) 803-9204 or BofA Securities, Inc. at 1-800-294-1322.

The information in this pricing term sheet should be read in conjunction with the applicable Preliminary Prospectus Supplement and the prospectus. The information in this pricing term sheet supersedes the information in the applicable Preliminary Prospectus Supplement and the prospectus to the extent it is inconsistent with the information in the applicable Preliminary Prospectus Supplement or the prospectus.

Any legends, disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such legends, disclaimers or other notices have been automatically generated as a result of this communication having been sent via Bloomberg or another system.